Exhibit 99.1

TransAlta Reports First Quarter 2022 Results and Reaches 40% of Renewables Growth Target

First Quarter 2022 Financial Highlights

  Adjusted EBITDA(1),(2) of $266 million, a decrease of 14% over the same period in 2021
  Free Cash Flow ("FCF")(1) of $115 million, or $0.42 per share, a decrease of 13% on a per-share basis from same period in 2021
  Earnings before income taxes of $242 million, an increase of $221 million from the same period in 2021
  Net earnings attributable to common shareholders of $186 million or $0.69 per share, compared to a loss of $0.11 per share for the same period in 2021
  Cash flow from operating activities of $451 million, an increase of $194 million from same period in 2021

Other Business Highlights

  Announced 200 MW Horizon Hill wind project supplying Meta with renewable power under a long-term Power Purchase Agreement ("PPA")
  Secured capacity commitment extensions for the three remaining large industrial customers at the Sarnia cogeneration facility to 2031
  Identified Amazon as the customer at White Rock Wind Project
  Reached agreement with BHP Nickel West to expand the Mount Keith transmission system in Western Australia
  Announced investment in Energy Impact Partners Deep Decarbonization Frontier Fund 1
  Executed long-term PPA for remaining 30 MWs of capacity at Garden Plain wind
  Executed share buybacks of $18 million and repurchased 1.4 million common shares
  Provided updated on Kent Hills wind facilities outage

CALGARY, AB, May 6, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the first quarter ended March 31, 2022.

"TransAlta delivered solid first quarter results for 2022 with contributions from our new contracted assets at Windrise and North Carolina Solar which diversified our portfolio.  I am also pleased to confirm that we are on track to deliver our objectives under our Clean Electricity Growth Plan," said John Kousinioris, President and Chief Executive Officer.

"We delivered growth in renewable energy to new and existing customers in all three core geographies of our operations.  We reached final investment decision on our 200 MW Horizon Hill project in Oklahoma by signing a long-term PPA with Meta.  We fully contracted our Garden Plain facility by adding another long-term PPA for the remaining 30 MW of capacity with an investment-grade globally recognized customer.  And in Western Australia, we reached final investment decision on the Mount Keith transmission expansion project which will enable the connection of additional generating capacity to our network and will support BHP's operations and increase their competitiveness as a supplier of low-carbon nickel."

Set out below are additional highlights from the quarter on TransAlta's business activities, including the Company's progress on advancing its Clean Electricity Growth Plan as well as details regarding the Company's financial performance and  liquidity.

Key Business Developments

200 MW Horizon Hill Wind Project and Fully Executed Corporate PPA with Meta

On April 5, 2022, TransAlta executed a long-term PPA with a subsidiary of Meta Platforms Inc., formerly known as  Facebook, Inc. ("Meta"), for 100 per cent of the generation from its 200 MW Horizon Hill wind project to be located in Logan County, Oklahoma. Under this agreement, Meta will receive both renewable electricity and environmental attributes. The facility will consist of a total of 34 Vestas turbines with construction expected to begin in late 2022 and a target commercial operation date in the second half of 2023. TransAlta will construct, operate and own the facility. Total construction capital is estimated at approximately US$290 million to US$310 million and is expected to be financed with a combination of existing liquidity and tax equity financing. Over 90 per cent of project costs are captured under executed turbine supply agreements and engineering, procurement and construction agreements. The project is expected to generate average annual EBITDA of approximately US$27 million to US$30 million inclusive of production tax credits.

Customer Update at White Rock Wind Facilities

TransAlta identified Amazon Energy LLC ("Amazon") as the customer for the 300MW White Rock Wind Projects, to be located in Caddo County, Oklahoma. On Dec. 22, 2021, Amazon and TransAlta entered into two long-term PPAs for the supply of 100 per cent of the generation from the projects. Construction is expected to begin in the second half of 2022 with a target commercial operation date in the second half of 2023.

Energy Impact Partners ("EIP") Investment

The Company entered into a commitment to invest US$25 million over the next four years in EIP's Deep Decarbonization Frontier Fund 1 (the "Frontier Fund") that will invest in early-stage, innovative technology companies that will accelerate the transition to net-zero greenhouse gas emissions. TransAlta's investment in the Frontier Fund provides the Company with the opportunity to identify, pilot, commercialize and bring to market technologies that will support its decarbonization goals.

Executed Long Term PPA for Remaining 30 MW at Garden Plain

The Company has entered into a long-term PPA for the remaining 30 MW of renewable electricity and environmental attributes at the Garden Plain wind farm in Alberta with a new investment-grade globally recognized customer. The 130 MW Garden Plain wind project, which was announced in May 2021 with a 100 MW PPA with Pembina Pipeline Corporation, is now fully contracted with a weighted average contract life of approximately 17 years. Construction is underway with a target commercial operation date in the second half of 2022.

Mt. Keith Transmission Expansion

On May 3, 2022, TransAlta Renewables exercised its option to acquire an economic interest in the expansion of the Mt. Keith 132kV transmission system in Western Australia, to support the Northern Goldfields-based operations of BHP Nickel West ("BHP"). Total construction capital is estimated at approximately AU$50 million to AU$53 million. Southern Cross Energy, a subsidiary of the Company, has entered into an engineering, procurement and construction agreement with ASX-listed GenusPlus Group Ltd  for the expansion. The project is being developed under the existing PPA with BHP, which has a term of 15 years. It is expected to be completed in the second half of 2023 and will generate annual EBITDA in the range of AU$6 million to AU$7 million. In addition, the planned completion date should allow at least a portion of the project to qualify for Australia's "Temporary Full Expensing" COVID-19 tax benefit. The project will facilitate the connection of additional generating capacity to our network to support BHP's operations and increase their competitiveness as a supplier of low-carbon nickel.

Sarnia Cogeneration Facility Contract Extensions

The Company recently entered into agreements with three of its  large industrial customers at the Sarnia cogeneration facility.  The capacity commitments for the large industrial customers have now been extended to 2031, at rates comparable to current contract rates, which, in each case, are subject to the satisfaction of certain conditions, including the Company entering into a new contract with the Ontario Independent Electricity System Operator (the "IESO"). The IESO is conducting a medium-term procurement process for capacity for 2026 and beyond for existing generation. The Company has bid into the process, and is seeking to secure a contract extension for the Sarnia cogeneration facility following the end of the current IESO contract expiring on Dec. 31, 2025. The Company expects the IESO to announce the successful bids in the third quarter of 2022.

MSCI ESG Rating Upgrade

TransAlta's MSCI ESG Rating was upgraded to 'A' from 'BBB'. The upgrade reflects the Company's strong renewable energy growth compared to peers. In 2021, the Company grew its installed renewable energy capacity by 15 per cent through acquisition and construction of solar and wind facilities, and secured 600 MW in additional renewable energy projects. In line with its goal to reduce carbon emissions by 75 per cent from 2015 emissions levels by 2026, TransAlta completed coal-to-gas conversions of its Canadian coal-fired facilities in 2021, nine years ahead of Alberta's coal phase-out plan.

Kent Hills Wind Facilities Rehabilitation Progress

During the first quarter of 2022, the extended outage at Kent Hills 1 and 2 wind facilities continued. Rehabilitation efforts for the foundations are expected to commence during the second quarter of 2022 with the aim of fully returning the wind facility to service during the second half of 2023.

The Kent Hills foundation rehabilitation capital expenditures were originally estimated to range from $75 million to $100 million. The current estimate of the capital expenditures is approximately $120 million, including the cost of replacing the turbine and tower destroyed during the collapse experienced in 2021 and contingency.  The cost increase is a result of the adoption of a more robust foundation design, inflationary cost pressures and an accelerated timeline to return the turbines to service ahead of December 2023. We are currently in advanced stages of discussions with New Brunswick Power Corporation and expect to enter into definitive agreements in the second quarter of 2022. In connection with the potential events of default that may have occurred under the trust indenture governing the terms of the bonds secured by, among other things, the Kent Hills project, Kent Hills Wind LP is in active negotiations with the trustee and the holders of the bonds to obtain a waiver and expects that it will enter into a supplemental indenture during the second quarter of 2022

The Company is actively evaluating any options that may be available to recover the rehabilitation costs from third parties and insurance.

Normal Course Issuer Bid

On May 25, 2021, the Toronto Stock Exchange ("TSX") accepted the notice filed by the Company to implement a normal course issuer bid ("NCIB") for a portion of our common shares. During the three months ended March 31, 2022, the Company purchased and cancelled a total of 1.4 million common shares at an average price of $12.50 per common share, for a total capital return of $18 million.

Alberta Electricity Portfolio

The Alberta electricity portfolio generated gross margin of $161 million, a decrease of $19 million compared to the same period in 2021. Gross margin was impacted mainly as a result of weaker market conditions in February as compared to the same period in 2021. Ancillary services revenue from the Hydro segment was also lower in February as a result of these  market conditions. In addition, the Gas and Energy Transition segment results were impacted by lower production due to higher dispatch optimization in response to market conditions, and higher gas costs, which was partially offset by our gas hedge positions, lower carbon costs, and higher realized prices in Alberta. The decrease in gross margins were partially offset by higher gross margins in the Wind and Solar segment mainly due to higher production and higher realized prices.

The average pool price decreased from $95/MWh for the three months ending March 31, 2021 to $90/MWh for the same period in 2022. Pool prices were lower on average for the quarter compared to 2021, mainly as a result of fewer heating degree days as well as fewer planned and unplanned outages across the provincial gas assets.

Hedged production for the balance of 2022 is 4,890 GWh at an average price of $73 per MWh.

Liquidity and Financial Position

The Company continues to maintain a strong financial position in part due to long-term contracts and hedged positions. At the end of the first quarter, TransAlta had access to $2.4 billion in liquidity, including $1.2 billion in cash and cash equivalents.

Accelerated Clean Electricity Growth Plan

On Sept 28, 2021, the Company announced the strategic targets associated with its Clean Electricity Growth Plan.

As of May 5, 2022, we have made significant progress in achieving our growth goals. Refer to the Strategy and Capability to Deliver Results in the MD&A for further details.

Clean Electricity Growth Plan Targets	Target	% of Target Achieved
Renewable Energy Capacity	2 GW	40%
Capital Investment	$3 Billion	48%
Incremental EBITDA	$250 Million	55%

First Quarter 2022 Highlights

$ millions, unless otherwise stated	3 Months Ended
	March 31, 2022	March 31, 2021
Adjusted availability (%)	89.1	88.6
Production (GWh)	5,359	5,541
Revenues	735	642
Adjusted EBITDA(1)	266	310
Earnings before income taxes	242	21
Net earnings (loss) attributable to common shareholders	186	(30)
Cash flow from operating activities	451	257
FFO(1)	186	211
FCF(1)	115	129
Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.69	(0.11)
FFO per share(1),(2)	0.69	0.78
FCF per share(1),(2)	0.42	0.48

First Quarter Financial Results Summary

Adjusted EBITDA(1) for the three months ended March 31, 2022 was $266 million, a decrease of $44 million, or 14% per cent compared to the same period in 2021, largely due to lower adjusted EBITDA at our Gas, Energy Transition, Hydro, and Energy Marketing segments and higher corporate costs. This was partially offset by higher adjusted EBITDA at our Wind and Solar segment.

Earnings before income taxes for the three months ended March 31, 2022 increased by $221 million compared to the same period in 2021. Net earnings attributable to common shareholders for the three months ended March 31, 2022 was $186 million compared to a net loss of $30 million in the same period of 2021, an improvement of $216 million. The increase in earnings before income taxes and net earnings attributable to common shareholders in 2022 was largely driven by higher revenues from the Alberta Electricity Portfolio, lower carbon compliance costs and lower depreciation, mainly as a result of the completion of our coal-to-gas conversions and retirement of our coal assets compared to the same period in 2021. In addition, an asset impairment reversal driven by discount rate changes was recognized in 2022 compared to impairment charges in 2021. The higher net earnings attributable to common shareholders was also impacted by higher income tax recoveries in 2022.

Cash flow from operating activities for the three months ended March 31, 2022 was $451 million, an increase of $194 million compared with the same period of 2021, primarily due to favourable changes in non-cash working capital and higher revenue attributable to the North American Gas assets, converted gas units and higher revenues in the Wind and Solar segment as well as lower fuel and purchased power and carbon compliance costs as the Company transitioned its units to natural gas.

FCF(1) for the three months ended March 31, 2022, was $115 million, a decrease of $14 million compared with the same period of 2021, driven primarily by lower adjusted EBITDA, higher distributions paid to subsidiaries' non-controlling interests, partially offset by a decrease in sustaining capital spending related to lower planned maintenance turnarounds.

Segmented Results For the three months ended March 31 ($ millions)	Adjusted EBITDA
	2022	2021
Hydro	61	77
Wind and Solar	89	76
Gas	102	106
Energy Transition	5	16
Energy Marketing	27	43
Corporate	(18)	(8)
Total	266	310

Hydro:

  Adjusted EBITDA for the three months ended March 31, 2022 decreased by $16 million compared to the same period in 2021, primarily due to lower ancillary service pricing in the Alberta market as well as higher operations, maintenance and administration costs due to increased insurance and additional costs related to asset optimization of the Alberta Hydro Assets in the merchant market.

Wind and Solar:

  Adjusted EBITDA for the three months ended March 31, 2022, increased by $13 million compared to the same period in 2021, primarily due to incremental revenue from the North Carolina Solar facility and the Windrise wind facility, partially offset by lower production due to the extended site outage at the Kent Hills 1 and 2 wind facilities and higher transmission costs experienced in the period. The prior period recognized a reimbursement as a result of the AESO transmission line loss ruling.

Gas:

  Adjusted EBITDA for the three months ended March 31, 2022 decreased by $4 million compared to the same period in 2021, mainly due to higher gas prices and natural gas consumption by our converted units in 2022 and increased provisions. This was partially offset by higher realized merchant pricing in the Alberta market, lower carbon costs associated with the change in fuel ratios as we increased our natural gas combustion and eliminated production with coal, and lower legal fees related to the South Hedland PPA contract settlement.

Energy Transition:

  Adjusted EBITDA for the three months ended March 31, 2022, decreased by $11 million compared to 2021, primarily due to lower production with the retirement of Keephills Unit 1 and higher cost of coal at Centralia, partially offset by lower carbon compliance costs and lower operating costs with the retirement of the Alberta coal units.

Energy Marketing:

  Adjusted EBITDA for the three months ended March 31, 2022 decreased by $16 million compared to the same period in 2021. Results for the quarter were in line with expectations from favourable short-term trading of both physical and financial power and gas products across all North American markets. The higher gross margin for the three months ended March 31, 2021, was due to exceptional short-term volatility in the market. The Energy Marketing team was able to capitalize on short-term volatility in the markets in which we trade without materially changing the risk profile of the business unit.

Corporate:

  Our Corporate overhead costs for the three months ended March 31, 2022 increased by $10 million compared to the same period in 2021. These changes were primarily due to the receipt of the Canada Emergency Wage Subsidy funding in 2021 and realized gains in 2021 from the total return swap on our share-based payment plans.

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, May 6, 2022, to discuss our first quarter 2022 results. The call will begin with a short address by John Kousinioris, President and CEO, and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question-and-answer period for investment analysts and investors. A question-and-answer period for the media will immediately follow.

Dial-in numbers - First Quarter 2022 Results:
Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 261631 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes
(1) These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Please refer to the Segmented Financial Performance and Operating Results section of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS Measures section of this earnings release.
(2) Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding at March 31, 2022 was 271 million shares (March 31, 2021- 270 million shares). Please refer to the Additional IFRS Measures and Non-IFRS Measures section in this earnings release for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below.  Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with IFRS.  We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS.  They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Adjusted EBITDA
In the fourth quarter of 2021, comparable EBITDA was relabelled as adjusted EBITDA to align with industry standard terminology. Each business segment assumes responsibility for its operating results measured to adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results excluding those items that may not be reflective of ongoing business performance.  This presentation may facilitate the readers analysis of trends.  Adjusted EBITDA is a non-IFRS measure.

Average Annual EBITDA
Average annual EBITDA is a non-IFRS financial measure that is forward-looking, used to show the average annual
EBITDA that the project currently under construction is expected to generate upon completion.

Funds From Operations ("FFO")
FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods.
FFO  is a non-IFRS measure.

Free Cash Flow ("FCF")
FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF  is a non-IFRS measure.

Non-IFRS Ratios
FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. See the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Financial Non-IFRS Ratios sections of the MD&A for additional information.

FFO per share and FCF per share
FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period.  FFO per share and FCF per share is a non-IFRS ratio.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following table reflects adjusted EBITDA and provides reconciliation to earnings (loss) before income taxes for the three months ended March 31, 2022 and March 31, 2021:

3 months ended March 31, 2022	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	77	95	434	106	26	1	739	(4)	—	735
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	13	(162)	11	10	—	(128)	—	128	—
Decrease in finance lease receivable	—	—	11	—	—	—	11	—	(11)	—
Finance lease income	—	—	5	—	—	—	5		(5)	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(2)	—	(2)	—	2	—
Adjusted Revenues	77	108	288	117	34	1	625	(4)	114	735
Fuel and purchased power	4	8	131	94	—	1	238	—	—	238
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	4	8	130	94	—	1	237	—	1	238
Carbon compliance	—	—	18	1	—	—	19	—	—	19
Gross margin	73	100	140	22	34	—	369	(4)	113	478
OM&A	11	16	44	16	7	18	112	—	—	112
Taxes, other than income taxes	1	2	4	1	—	—	8	—	—	8
Net other operating income	—	(7)	(10)	—	—	—	(17)	—	—	(17)
Adjusted EBITDA	61	89	102	5	27	(18)	266
Equity income										2
Finance lease income										5
Depreciation and amortization										(117)
Asset impairment reversal										42
Net interest expense										(67)
Foreign exchange gain and other gains										2
Earnings before income taxes										242
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.

3 months ended March 31, 2021	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	89	91	266	139	61	1	647	(5)	—	642
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	5	(23)	6	(8)	—	(20)	—	20	—
Decrease in finance lease receivable	—	—	10	—	—	—	10	—	(10)	—
Finance lease income	—	—	7	—	—	—	7	—	(7)	—
Adjusted Revenues	89	96	260	145	53	1	644	(5)	3	642
Fuel and purchased power(2)	3	4	108	129	—	1	245	—	—	245
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine Depreciation	—	—	(27)	(28)	—	—	(55)	—	55	—
Coal Inventory write-down	—	—	—	(8)	—	—	(8)	—	8	—
Adjusted fuel and purchased power	3	4	80	93	—	1	181	—	64	245
Carbon compliance			39	11	—	—	50	—	—	50
Gross margin	86	92	141	41	53	—	413	(5)	(61)	347
OM&A(2)	8	13	42	23	10	8	104	(1)	—	103
Taxes, other than income taxes	1	3	3	2	—	—	9	—	—	9
Net other operating income	—	—	(10)	—	—	—	(10)	—	—	(10)
Adjusted EBITDA	77	76	106	16	43	(8)	310
Equity income										2
Finance lease income										7
Depreciation and amortization										(149)
Asset impairment charge										(29)
Net interest expense										(63)
Foreign exchange gain and other gains										8
Earnings before income taxes										21
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) $2 million related to station service costs for the Hydro segment in the three months ended March 31, 2021 was reclassified from operations, maintenance and administration to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.

Reconciliation of Cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 Months Ended
$ millions unless otherwise stated	March 31, 2022	March 31, 2021
Cash flow from operating activities(1)	451	257
Change in non-cash operating working capital balances	(284)	(72)
Cash flow from operations before changes in working capital	167	185
Adjustments
Share of adjusted FFO from joint venture(1)	3	4
Decrease in finance lease receivable	11	10
Clean energy transition provisions and adjustments(2)	—	8
Other(3)	5	4
FFO(4)	186	211
Deduct:
Sustaining capital(1)	(17)	(34)
Productivity capital	(1)	—
Dividends paid on preferred shares	(10)	(10)
Distributions paid to subsidiaries' non-controlling interests	(42)	(37)
Principal payments on lease liabilities(1)	(1)	(1)
FCF(4)	115	129
Weighted average number of common shares outstanding in the period	271	270
FFO per share(4)	0.69	0.78
FCF per share(4)	0.42	0.48
(1) Includes our share of amounts for Skookumchuck, an equity accounted joint venture.
(2) Includes write-down on parts and material inventory for our coal operations in 2021 to net realizable value.
(3)  Other consists of production tax credits which is a reduction to tax equity debt.
(4) These items are not defined and have no standardized meaning under IFRS. Refer to the Additional IFRS Measures and Non-IFRS Measures section of this earnings release.

The table below bridges our adjusted EBITDA to our FFO and FCF for the three months ended March 31, 2022 and 2021:

	3 Months Ended
	March 31, 2022	March 31, 2021
Adjusted EBITDA(1)	266	310
Provisions	10	(5)
Interest expense(2)	(54)	(51)
Current income tax expense(2)	(12)	(23)
Realized foreign exchange gain (loss)	2	(1)
Decommissioning and restoration costs settled(2)	(7)	(3)
Other non-cash items(3)	(19)	(16)
FFO(4)	186	211
Deduct:
Sustaining capital(2)	(17)	(34)
Productivity capital	(1)	—
Dividends paid on preferred shares	(10)	(10)
Distributions paid to subsidiaries' non-controlling interests	(42)	(37)
Principal payments on lease liabilities(2)	(1)	(1)
FCF(4)	115	129
(1) Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled  to earnings (loss) before income taxes above.
(2) Includes our share of amounts for Skookumchuck, an equity accounted joint venture.
(3)  Other consists of production tax credits which is a reduction to tax equity debt.
(4) FFO and FCF are defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled to cash flow from operating activities above.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available May 6, 2022 on the Investor Centre of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the Company's growth projects, including the Horizon Hill wind project, its commercial operation date, estimated construction capital, average annual EBITDA and ability to raise tax equity financing; the White Rock wind projects, including expected commercial operation; the benefits of the EIP investment; the Garden Plain wind project currently under construction; the satisfaction of conditions to the Sarnia cogeneration facility capacity supply commitments with the large industrial customers; the Mount Keith transmission project; including that the project will qualify for a tax benefit, the timing of commercial operation and the annual expected EBITDA; the Kent Hills rehabilitation, including total costs, the timeline to return the turbines to service and ability to enter into commercial arrangements with New Brunswick Power and the terms thereof; the Clean Electricity Growth Plan, including the addition of 2 GW of new renewable capacity with $3 Billion of capital investment and the incremental EBITDA.  These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environment, the price of power in Alberta and the condition of the financial markets. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; inability to satisfy conditions precedent to the capacity supply commitments with the large industrial customers at Sarnia; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather, catastrophes and public health crises; global supply chain disruptions impacting major maintenance and growth projects; disruptions in the source of thermal fuels, water, solar or wind required to operate our facilities, including the necessary natural gas supply; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion, or at all; inability to satisfy all conditions and requirements associated with announced growth projects; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; armed hostilities, including an escalation of the war in Ukraine; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:https://www.prnewswire.com/news-releases/transalta-reports-first-quarter-2022-results-and-reaches-40-of-renewables-growth-target-301541541.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2022/06/c8918.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 06-MAY-22